

06009066

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 7/5

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AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17615

SEC MAIL PROCESSING SECTION RECEIVED JUN 02 2006 WASH. DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco, CA 94104-2722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Ruby 415-421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat RD, Suite 2D, P.O. Box 1068, Placerville, CA 95667
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8

OATH OR AFFIRMATION

I, LEONARD G COLLINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFLUEGER & BAERWALD INC, as of MARCH 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leonard G Collins
Signature

SENIOR VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Francisco

Subscribed and sworn to (or affirmed) before me this 26th day of May, 2006, by Leonard G. Collins, ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Jacob Koff
Jacob Koff, Notary Public


PC01
JACOB KOFF
COMM. #1569579
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires May 13, 2009
PC01

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2006


Smith Maloney
Accountancy Corporation

CERTIFIED PUBLIC ACCOUNTANTS

4535 Missouri Flat Road, Ste 2D P.O. Box 1068 Placerville, California 95667
phone: (530) 622-2460 fax: (530) 622-0156
email: smithmaloney@cpa4u.com website: www.cpa4u.com

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc. as of March 31, 2006, and 2005, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion and that the procedures meet Security and Exchange Commission objectives.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2006, and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Smith Maloney

Placerville, California
May 26, 2006

PFLUEGER & BAERWALD INC.

BALANCE SHEET

MARCH 31, 2006 AND 2005

	2006	2005
ASSETS		
Current assets:		
Cash	$ 382,826	$ 1,243,270
Accounts receivable:		
Customers	8,661,676	8,635,621
Brokers, dealers and clearing organizations	4,247	8,150
Other	22,823	39,797
Secured demand notes receivable (note 9)	300,000	300,000
Investments at cost (market value $4,150,757) (note 14)	3,960,592	8,418,000
Prepaid expenses, deposits and dividends receivable	57,882	58,839
Deferred income tax expense	233	168
Total current assets	13,390,279	18,703,845
Memberships:		
National Securities Clearing Corp., at cost	80,917	95,917
Total memberships	80,917	95,917
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $98,123	7,286	4,305
	$ 13,478,482	$ 18,804,067
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ 1,150,000	$ 3,200,000
Payable to customers	7,156,107	11,957,841
Payable to other brokers and dealers	56,000	
Payable to clearing house	1,105	30,783
Payable to officers	3,873,365	2,384,993
Other current liabilities	59,245	62,427
Total current liabilities	12,295,822	17,636,044
Other liabilities:		
Subordinated borrowings (note 10)	300,000	300,000
Total liabilities	12,595,822	17,936,044
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	621,401	606,764
Total stockholders' equity	882,660	868,023
	$ 13,478,482	$ 18,804,067

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	2,006	2005
REVENUES		
Commissions	$ 1,031,693	$ 819,089
Interest	859,558	454,260
Revenues from bond account transactions	35,454	32,455
Revenue from mutual fund transactions	41,652	42,907
Service charges	2,780	5,195
Trading gains (losses)	142,599	116
Other	30,658	26,295
Total revenues	2,144,394	1,380,317
EXPENSES		
Salaries and commissions	1,016,378	585,223
Pension contributions	98,707	43,283
Interest	380,722	148,237
Rent	70,500	84,600
Taxes	98,772	63,703
Insurance	85,297	78,180
Depreciation	2,898	2,259
Other	371,679	361,926
Total expenses	2,124,953	1,367,411
Net income before income taxes	19,441	12,906
Provision for income taxes:		
Federal:		
Current	2,781	2,630
Deferred	(233)	(168)
	2,548	2,462
California	2,256	1,121
Total provision for income taxes	4,804	3,583
Net income	14,637	9,323
Retained earnings, beginning of year	606,764	597,441
Retained earnings, end of year	$ 621,401	$ 606,764
Earnings per share (10,666 shares outstanding)	$ 1.37	$ 0.87

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	2,006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,637	$ 9,323
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,898	2,259
(Increase) decrease in accounts receivable	(5,178)	(1,475,169)
(Increase) decrease in investments and prepaid expenses	4,458,300	(1,431,350)
Increase (decrease) in current liabilities	(3,290,222)	2,966,111
Net cash provided (used) by operating activities	1,180,435	71,174
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,879)	(4,944)
Assessment for NSCC Participation Fund	15,000	(35,000)
Demutualization of Pacific Stock Exchange Seat		5,700
Net cash provided (used) by investing activities	9,121	(34,244)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	49,805,000	36,785,000
Repayment of loans	(51,855,000)	(37,085,000)
Net cash provided (used) by financing activities	(2,050,000)	(300,000)
Net increase (decrease) in cash	(860,444)	(263,070)
Cash, beginning of year	1,243,270	1,506,340
Cash, end of year	$ 382,826	$ 1,243,270

Supplemental Information:

Cash paid during the year for:		
Interest	$ 137,921	$ 72,139
Income Taxes	$ 2,781	$ 2,630

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities, including investments, are accounted for at acquisition cost.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. The Firm's contribution for the current year was $98,707.

Note 7 -- Concentration of credit risk

At March 31, 2006, the Firm had $382,227 in two accounts at a bank which is insured up to a maximum of $100,000 by a government agency.

Note 8 -- Related party transactions

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties.

Note 9--Secured demand notes receivable

The demand notes of $300,000 are non-interest bearing and are secured by securities with a market value at year-end of $513,768. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

Note 10--Subordinated borrowings

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $100,000 is due on these notes during each of the next three fiscal years. Interest is payable at rates from 2% to 4% per year. $200,000 is due to shareholders and $100,000 to an outsider.

Note 11--Lease commitments

The Firm leases its office space under an operating lease which expires on October 31, 2005. The annual rental for the current fiscal year was $70,500. The new lease provides for monthly rent at $5,287.50, or $63,450 on an annual basis with increases to offset the increases in the lessor's direct operating expenses and property taxes.

Note 12--Net capital requirements

As a member of the National Association of Security Dealers, Inc., The Firm is subject to certain minimum capital requirements. NASD Rule 15c3-1 requires that member firms aggregated indebtedness, as defined by regulation, not exceed 15 times net capital, as defined. Minimum capital must be a minimum of $250,000.

At March 31, 2006, The Firm's net capital ratio was 6.27 to 1. It's net capital, including subordinated debt, was $1,235,178. Required net capital was $516,101.

Note 13--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14—Investment securities

The following is a summary of investment securities at March 31, 2006 and 2005:

	2006	2005
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$3,936,097	$8,392,587
Gross unrealized interest	24,233	39,828
Marketable U.S. Treasury securities, at fair value	3,960,330	8,432,415
Investment securities:		
Marketable equity securities, at cost	24,391	25,299
Gross unrealized gains	165,976	185,898
Marketable equity securities, at fair value	190,367	211,197
Trading securities:		
Marketable equity securities, at cost	104	114
Gross unrealized losses	-104	-114
Marketable equity securities, at fair value	0	0
Total investments-		
At cost	3,960,592	8,418,000
Gross unrealized gains and losses	190,105	225,612
Investments at fair market value	$4,150,697	$8,643,612

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2006 and 2005 as reflected in stockholders' equity:

	2006	2005
Stockholders' equity, reflecting cost basis	$882,660	$868,023
Adjustment for unrealized gains(losses)	169,743	185,646
Stockholders' equity, reflecting fair market value	$1,052,403	$1,053,669